Exhibit 99.1

Corporate Communications

CNH Industrial announces updates on its investment in Nikola Corporation

London, June 8, 2020

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced the following updates on the $250 million investment, made through its IVECO commercial vehicle segment, in Nikola Corporation (NASDAQ: NKLA) as a consequence of the completion, on June 3, 2020, of the previously announced merger between VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company, and Nikola Corporation (the ‘Merger’).

Under the terms and conditions of the Merger, the former shareholders of Nikola received 1.901 shares of VectoIQ for every one share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. Nikola Corporation shares began trading on Nasdaq under the new ticker symbol “NKLA” on June 4, 2020.

As a result of the Merger, IVECO now holds 25,661,449 shares of Nikola Corporation, corresponding to approximately 7.11% of Nikola outstanding share capital.

Until the closing of the Merger, in accordance with US GAAP, our investment in Nikola was accounted for using the cost method in the absence of a readily determinable fair value. Following the listing of Nikola Corporation, such investment will be valued at Fair Value Through Profit or Loss (“FVTPL”), with any changes in fair value recorded in Profit or Loss in our US GAAP consolidated financial statements. We plan to exclude any fair value adjustments of this investment from the calculation of our Non-GAAP “Adjusted” measures, and, in particular, from our Adjusted diluted EPS, in order to enhance the readers’ ability to assess the financial performance of our businesses. This approach will be consistently applied at each reporting date.

For completeness of information, in our IFRS consolidated financial statements the above mentioned fair value changes will be recorded through Other Comprehensive Income, without any impacts through Profit or Loss.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Nikola Corporation is globally transforming the transportation industry. As a designer and manufacturer of zero-emission battery-electric and hydrogen-electric vehicles, electric vehicle drivetrains, vehicle components, energy storage systems, and hydrogen fueling station infrastructure, Nikola is driven to revolutionize the economic and environmental impact of commerce as we know it today. Founded in 2015, Nikola Corporation is headquartered in Phoenix, Arizona. For more information, visit nikolamotor.com or Twitter: @nikolamotor.

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com